# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Veris Residential, Inc., CIK 0000924901
CUSIP: 554489104
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 210 Hudson Street, Suite 400, Jersey City, New Jersey (NJ), 07311
Date of event which requires filing of this statement: 09/22/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-20-003168
Filed by CIK 0001640680

## Reporting persons
- MIRELF VI REIT INVESTMENTS II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,217,060; sole dispositive power 0; shared dispositive power 2,217,060; aggregate amount beneficially owned 2,217,060 (2.37% of the class)
- MIRELF VI REIT: type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); sole voting power 0; shared voting power 2,217,060; sole dispositive power 0; shared dispositive power 2,217,060; aggregate amount beneficially owned 2,217,060 (2.37% of the class)
- MIRELF VI (U.S.), LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,217,060; sole dispositive power 0; shared dispositive power 2,217,060; aggregate amount beneficially owned 2,217,060 (2.37% of the class)
- Madison International Holdings VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,217,060; sole dispositive power 0; shared dispositive power 2,217,060; aggregate amount beneficially owned 2,217,060 (2.37% of the class)
- Madison International Realty VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,217,060; sole dispositive power 0; shared dispositive power 2,217,060; aggregate amount beneficially owned 2,217,060 (2.37% of the class)
- MIRELF VII Securities REIT: type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); sole voting power 0; shared voting power 2,972,060; sole dispositive power 0; shared dispositive power 2,972,060; aggregate amount beneficially owned 2,972,060 (3.18% of the class)
- MIRELF VII (U.S. LISTED SECURITIES), LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,972,060; sole dispositive power 0; shared dispositive power 2,972,060; aggregate amount beneficially owned 2,972,060 (3.18% of the class)
- MIRELF VII US Securities LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,972,060; sole dispositive power 0; shared dispositive power 2,972,060; aggregate amount beneficially owned 2,972,060 (3.18% of the class)
- Madison International Holdings VII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,972,060; sole dispositive power 0; shared dispositive power 2,972,060; aggregate amount beneficially owned 2,972,060 (3.18% of the class)
- Madison International Realty VII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,972,060; sole dispositive power 0; shared dispositive power 2,972,060; aggregate amount beneficially owned 2,972,060 (3.18% of the class)
- Madison International Realty Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,189,120; sole dispositive power 0; shared dispositive power 5,189,120; aggregate amount beneficially owned 5,189,120 (5.55% of the class)
- Madison International Realty Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,189,120; sole dispositive power 0; shared dispositive power 5,189,120; aggregate amount beneficially owned 5,189,120 (5.55% of the class)
- Madison International Realty Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,189,120; sole dispositive power 0; shared dispositive power 5,189,120; aggregate amount beneficially owned 5,189,120 (5.55% of the class)
- Ronald M. Dickerman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,189,120; sole dispositive power 0; shared dispositive power 5,189,120; aggregate amount beneficially owned 5,189,120 (5.55% of the class)

## Item 1. Issuer
Name of issuer: Veris Residential, Inc.
Address of issuer's principal executive offices: 210 Hudson Street, Suite 400, Jersey City, NJ 07311

## Item 2. Person Filing
Name of person filing:
This Statement is being filed jointly by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons".
MIRELF VI REIT Investments II LLC ("MIRELF VI REIT Investments")
MIRELF VI REIT ("MIRELF VI REIT")
MIRELF VI (U.S.), LP ("MIRELF VI")
Madison International Holdings VI, LLC ("Holdings VI")
Madison International Realty VI, LLC ("MIR VI")
MIRELF VII Securities REIT ("MIRELF VII REIT")
MIRELF VII (U.S. Listed Securities), LP ("MIRELF VII")
MIRELF VII US Securities LLC ("MIRELF VII US Securities")
Madison International Holdings VII, LLC ("Holdings VII")
Madison International Realty VII, LLC ("MIR VII")
Madison International Realty Partners, LP ("MIRP")
Madison International Realty Partners GP, LLC ("MIRP GP")
Madison International Realty Holdings ("MIRH")
Ronald M. Dickerman
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:
300 Park Avenue, 3rd Floor
New York, New York 10022
Citizenship:
MIRELF VI REIT Investments
Citizenship: Delaware
MIRELF VI REIT
Citizenship: Maryland
MIRELF VI
Citizenship: Delaware
Holdings VI
Citizenship: Delaware
MIR VI
Citizenship: Delaware
MIRELF VII REIT
Citizenship: Maryland
MIRELF VII
Citizenship: Delaware
MIRELF VII US Securities
Citizenship: Delaware
Holdings VII
Citizenship: Delaware
MIR VII
Citizenship: Delaware
MIRP
Citizenship: Delaware
MIRP GP
Citizenship: Delaware
MIRH
Citizenship: Delaware
Ronald M. Dickerman
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Beneficial ownership percentages are calculated based on approximately 93,421,769 Shares outstanding as of July 21, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on July 23, 2025.

Fund VI:
2,217,060 Shares reported hereby as being owned by MIRELF VI REIT Investments are owned directly by MIRELF VI REIT Investments. MIRELF VI REIT, as sole member and managing member of MIRELF VI REIT Investments, may be deemed to be a beneficial owner of all such Shares owned by MIRELF VI REIT Investments. MIRELF VI, as the sole shareholder and Trustee of MIRELF VI REIT, may be deemed to be a beneficial owner of all such Shares owned by MIRELF VI REIT Investments. Holdings VI, as the general partner of MIRELF VI, may be deemed to be a beneficial owner of all such Shares owned by MIRELF VI REIT Investments. MIR VI, as the asset manager of MIRELF VI, may be deemed to be a beneficial owner of all such Shares owned by MIRELF VI REIT Investments. MIRH, as the sole member and managing member of MIR VI, may be deemed to be a beneficial owner of all such Shares owned by MIRELF VI REIT Investments. MIRP, as the managing member of MIRH, may be deemed to be a beneficial owner of all such Shares owned by MIRELF VI REIT Investments. MIRP GP, as the general partner of MIRP, may be deemed to be a beneficial owner of all such Shares owned by MIRELF VI REIT Investments. Mr. Dickerman, as the managing member of Holdings VI and MIRP GP, may be deemed to be a beneficial owner of all such Shares owned by MIRELF VI REIT Investments.

Fund VII:
2,972,060 Shares reported hereby as being owned by MIRELF VII US Securities are owned directly by MIRELF VII US Securities. MIRELF VII, as the sole shareholder and Trustee of MIRELF VII REIT, may be deemed to be a beneficial owner of all such Shares owned by MIRELF VII US Securities. Holdings VII, as the general partner of MIRELF VII, may be deemed to be a beneficial owner of all such Shares owned by MIRELF VII US Securities. MIR VII, as the asset manager of MIRELF VII, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII US Securities. MIRH, as the sole member and managing member of MIR VII, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII US Securities. MIRP, as the managing member of MIRH, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII REIT. MIRP GP, as the general partner of MIRP, may be deemed to be a beneficial owner of all such shares owned by MIRELF VII US Securities. Mr. Dickerman, as the managing member of Holdings VII and MIRP GP, may be deemed to be a beneficial owner of all such Shares owned by MIRELF VII US Securities.

Holdings VI, MIR VI, Holdings VII, MIR VII, MIRP, MIRP GP, MIRH and Mr. Dickerman disclaim beneficial ownership of the shares of Common Stock beneficially owned by MIRELF VI REIT Investments, MIRELF VI REIT, MIRELF VI, MIRELF VII US Securities, MIRELF VII REIT, and MIRELF VII to the extent that equity interests in such entities are held directly or indirectly by persons other than Holdings VI, MIR VI, Holdings VII, MIR VII, MIRP, MIRP GP, MIRH or Mr. Dickerman.
Percent of class: 5.55%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,189,120
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,189,120

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this 13G to report a change in reporting status from Schedule 13D to Schedule 13G. The Reporting Persons previously filed a Schedule 13D to reflect their beneficial ownership of the Issuer's common stock and to provide information required under Rule 13d-1(a) and Rule 13d-2(a) of the Securities Exchange Act of 1934. The Reporting Persons are now eligible to report their beneficial ownership on Schedule 13G pursuant to Section 240.13d-1(c), as they no longer hold the securities with the purpose or effect of changing or influencing control of the Issuer, nor are they acting as part of a group with such purpose or effect. Accordingly, this Schedule 13G supersedes the previously filed Schedule 13D.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1:
Joint Filing Agreement, dated as of February 13, 2020, by and among MIRELF VI REIT Investments, MIRELF VI REIT, MIRELF VI, Holdings VI, MIR VI, MIRELF VII US Securities, MIRELF VII REIT, MIRELF VII, Holdings VII, MIR VII, MIRP, MIRP GP, MIRH and Mr. Dickerman.

## Signatures
- MIRELF VI REIT INVESTMENTS II, LLC: MIRELF VI REIT, Sole and managing member (09/24/2025)
- MIRELF VI REIT INVESTMENTS II, LLC: MIRELF VI (U.S.), LP, Sole shareholder and Trustee (09/24/2025)
- MIRELF VI REIT INVESTMENTS II, LLC: Madison International Holdings VI, LLC, General partner (09/24/2025)
- MIRELF VI REIT INVESTMENTS II, LLC: /s/ Ronald M. Dickerman, Managing Member (09/24/2025)
- MIRELF VI REIT: MIRELF VI (U.S.), LP, Sole shareholder and Trustee (09/24/2025)
- MIRELF VI REIT: Madison International Holdings VI, LLC, General partner (09/24/2025)
- MIRELF VI REIT: /s/ Ronald M. Dickerman, Managing Member (09/24/2025)
- MIRELF VI (U.S.), LP: Madison International Holdings VI, LLC, General partner (09/24/2025)
- MIRELF VI (U.S.), LP: /s/ Ronald M. Dickerman, Managing Member (09/24/2025)
- Madison International Holdings VI, LLC: /s/ Ronald M. Dickerman, Managing Member (09/24/2025)
- Madison International Realty VI, LLC: Madison International Realty Holdings, LLC, Managing member (09/24/2025)
- Madison International Realty VI, LLC: Madison International Realty Partners, LP, Managing member (09/24/2025)
- Madison International Realty VI, LLC: Madison International Realty Partners GP, LLC, General partner (09/24/2025)
- Madison International Realty VI, LLC: /s/ Ronald M. Dickerman, Managing Member (09/24/2025)
- MIRELF VII Securities REIT: MIRELF VII (U.S. Listed Securities), LP, Sole shareholder and Trustee (09/24/2025)
- MIRELF VII Securities REIT: Madison International Holdings VII, LLC, General partner (09/24/2025)
- MIRELF VII Securities REIT: /s/ Ronald M. Dickerman, Managing Member (09/24/2025)
- MIRELF VII (U.S. LISTED SECURITIES), LP: Madison International Holdings VII, LLC, General partner (09/24/2025)
- MIRELF VII (U.S. LISTED SECURITIES), LP: /s/ Ronald M. Dickerman, Managing Member (09/24/2025)
- MIRELF VII US Securities LLC: MIRELF VII (U.S. Listed Securities), LP, Managing Member (09/24/2025)
- MIRELF VII US Securities LLC: Madison International Holdings VII, LLC, General partner (09/24/2025)
- MIRELF VII US Securities LLC: /s/ Ronald M. Dickerman, Managing Member (09/24/2025)
- Madison International Holdings VII, LLC: /s/ Ronald M. Dickerman, Managing Member (09/24/2025)
- Madison International Realty VII, LLC: Madison International Realty Holdings, LLC, Managing member (09/24/2025)
- Madison International Realty VII, LLC: Madison International Realty Partners, LP, Managing member (09/24/2025)
- Madison International Realty VII, LLC: Madison International Realty Partners GP, LLC, General partner (09/24/2025)
- Madison International Realty VII, LLC: /s/ Ronald M. Dickerman, Managing Member (09/24/2025)
- Madison International Realty Partners, LP: Madison International Realty Partners GP, LLC, General partner (09/24/2025)
- Madison International Realty Partners, LP: /s/ Ronald M. Dickerman, Managing Member (09/24/2025)
- Madison International Realty Partners GP, LLC: /s/ Ronald M. Dickerman, Managing Member (09/24/2025)
- Madison International Realty Holdings, LLC: Madison International Realty Partners, LP, Managing member (09/24/2025)
- Madison International Realty Holdings, LLC: Madison International Realty Partners GP, LLC, General partner (09/24/2025)
- Madison International Realty Holdings, LLC: /s/ Ronald M. Dickerman, Managing Member (09/24/2025)
- Ronald M. Dickerman: /s/ Ronald M. Dickerman, Ronald M. Dickerman (09/24/2025)
Comment: EXPLANATORY NOTE: This Amendment No. 2 to Schedule 13G (this "Amendment") is being filed by the reporting persons with respect to Veris Residential, Inc. (the "Issuer") to report a change in reporting status from Schedule 13D to Schedule 13G. The reporting persons previously reported their beneficial ownership on Schedule 13D filed on during such time as Mr. Mack served as a board member of the Company. The reporting persons are now eligible to report on Schedule 13G pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934 because they acquired and hold the securities without the purpose or effect of changing or influencing the control of the Issuer. Accordingly, this Amendment supersedes the Schedule 13D and all amendments thereto with respect to the securities covered hereby. This change in reporting status does not reflect any material change in beneficial ownership from that reported on the Schedule 13D, as amended, except as set forth herein.